SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BELL CANADA ENTERPRISES REPORTS SECOND QUARTER RESULTS

Montréal (Québec), August 4, 2004 — For the second quarter of 2004, BCE Inc. (TSX, NYSE: BCE) reported revenue of $4.78 billion, up 2.3% and EBITDA(1) of $1.95 billion, up 3.1% when compared to the same period last year. Operating income reached $1.11 billion and earnings per share were $0.60, an increase of $0.10 (increase of $0.05 or 10% not including one-time items).

“We have completed another quarter of sound operating performance with solid growth in earnings per share,” said Michael Sabia, President and Chief Executive Officer of Bell Canada Enterprises.

Mr. Sabia said the company’s earnings performance was predicated on two factors. First was growth in revenues and margins in areas such as Wireless, DSL and Video. Second, Bell has laid the foundation to deliver profitable medium-term growth in Enterprise IP Connectivity and Valued-Added Services and in the Medium and Small Business market.

“While revenue growth is a top priority for the company, we balance it against the need to ensure that our growth is profitable,” said Mr. Sabia, “by pursuing productivity initiatives, continued operational discipline and the exiting of low-margin businesses.”

Key Achievements
“Momentum continues to build across the company as we work to expand our business and broaden and enhance our offerings to customers,” said Mr. Sabia. “We are continuing to simplify our operations, partnering with world-class companies, adopting innovative approaches to reinventing our businesses, making strategic investments to augment our capabilities, and driving new technologies that enable us and our customers.”

In Consumer, Bell is actively building the “broadband home” for its customers. The introduction of a new billing system has brought wireless service into Bell’s simplified “One-Bill” concept. The company recently launched the powerful Sympatico-MSN portal and announced virtually unlimited long distance calling in North America for “Digital Bundle” customers.

In Small and Medium Business (SMB), where Bell’s goal is to become the technology advisor for customers, on-going strategic investments are expanding Bell’s product offerings and capabilities. For example, “ProConnect” allows small and medium-sized businesses to share information easily, securely and affordably over an IP-based network. SMB’s re-focused sales force is delivering increasing sales, in particular a ramp-up of growth in data services.

The ongoing pursuit of innovation in the Enterprise segment continues to drive Bell’s migration to Internet Protocol (IP) as part of its goal to provide value-added, leading-edge services to these customers. In the quarter, Bell launched its Managed IP Telephony service, which complements Canada’s most comprehensive suite of VoIP services for Enterprise customers. By June 30, 55% of the total traffic on Bell’s core network was IP-based.

Recognizing the opportunities for future improvements and efficiencies that IP enables, Bell Canada recently offered eligible employees a voluntary program to retire early. Should Bell’s recent offer to its unionized technicians be accepted, the same program will be available to eligible members of the union.

In Western Canada, Bell agreed to purchase the Canadian assets of 360networks and took full ownership of Bell West, honing its focus and service capabilities in Alberta and British Columbia.

At the BCE level, the company continued its strategic focus on its communications operations. The company sold its interest in BCE Emergis and the Yellow Pages Group and settled its outstanding claims with MTS to the advantage of BCE shareholders.

“We are in the fortunate position of being able to capitalize on our position in wireless, DSL and video products that provide solid revenue flows and maintain a profitable growth trajectory for the company,” said Mr. Sabia. “We also retain the financial strength and solid balance sheet needed to invest in new initiatives and opportunities to transform our business and make the company a solid competitor in a changing communications industry. We remain uniquely positioned in North America to offer our customers a broad range of integrated services at highly competitive prices.”

Wireless
Bell’s Wireless subscriber base grew 12% compared to the second quarter of 2003, driving a 15% increase in wireless revenues. Post-paid churn dropped by 0.2 percentage points to 1.1%. Wireless also recorded the best EBITDA margin ever.

As part of a billing system modernization program, the company migrated customers to a new Wireless and IP/Broadband billing platform in the quarter. To ensure an orderly migration during the period of system conversion while minimizing the impact to customers, the company reduced emphasis during the quarter on aggressive subscriber growth. Wireless still achieved strong gains, adding 95,000 net new customers.

The new billing system enables the inclusion of wireless service into Bell’s “One Bill” service. The “One Bill” initiative provides simplicity to customers, lowers Bell’s costs, and enhances product and services bundling capabilities. During the new system’s validation and stabilization period, the company intentionally delayed its normal billing cycles to ensure that the implementation would in no way adversely impact customers. This has resulted in higher levels of accounts receivable. The scheduled postponement in invoicing led to a decrease in working capital compared to the previous year. The company expects receivables to return to normal levels in the fall, 2004.

DSL
Sympatico DSL High-Speed Internet subscribers grew by 30% compared to the second quarter of 2003 to reach 1.7 million. Consumer DSL had the strongest second quarter ever. In total the company added 73,000 new customers. Subscriptions to value-added services, such as Desktop Anti-Virus and Desktop Firewall, increased by 86,000 in the quarter to reach 433,000.

The company built on its “Broadband Home” strategy and its leading Internet presence by launching the content and features rich Sympatico-MSN portal. Ten thousand customers per week are converting to the new platform. Additionally, the new portal has increased traffic forwarded to www.bell.ca by 20%. Starting in August, Sympatico customers can upgrade their e-mail in-boxes to two gigabytes of storage, at no extra cost.

Video
Video revenues were up 11%. Bell added 24,000 subscribers, a 33% higher activation rate compared to the second quarter of 2003. The company also reported increased Video Digital Subscriber Lines (VDSL) sales.

To further augment bundling capabilities in broadband, and as part of its Video strategy, Bell applied for a license to broadcast video services over terrestrial connections to single family homes.

Continued Strong Performance in Consumer Segment
Bell’s Consumer segment revenues increased to $1.86 billion, up 5.1% over the same period last year, due to growth in Wireless, DSL and Video. “Digital Bundles” attracted close to 70,000 new subscribers (to reach approximately 200,000), 44% of which signed up for at least one new service, further driving revenue growth.

Bell is now offering Québec and Ontario residential Digital Bundle customers 1,000 minutes of long distance calling within Canada and the U.S for $5 a month. This plan rewards existing customers for their loyalty, seeks to drive more growth in Bell’s Digital Bundle, and leverages the existing long distance business through other products that will drive growth.

Business Segment Accelerating Strategic Shift
On-going improvements to the Business segment structure are paying off: growth continued in wireless, in the small and medium business market overall, and IP connectivity and Value-Added Services in the enterprise market.

Business segment revenues experienced a marginal decline of 0.8% mainly due to an anticipated decrease in construction revenues from Bell West’s Government of Alberta SuperNet contract, which is nearing completion. As well, revenues from low-margin cabling declined as Bell phased out of this product line in the fourth quarter of 2003 with the completion of The Greater Toronto Airport Authority contract.

Bell’s SMB group continued to grow in the quarter, through increased revenues from DSL (up 15%). This group recently ramped-up its system integration capabilities for small and medium businesses. Combined with continuing sales force efficiency gains, Bell has greatly improved its ability to be the technology advisor to the SMB market.

Bell’s Enterprise group continues its progress in offering value-added services. Revenues from value-added services grew by 20%, with more than 50% penetration of the large customer base. During the quarter, the group enhanced its client contact centre offerings. Managed IP Telephony service was also launched to give customers a wide variety of IP applications. And, the group’s Security Risk Management portfolio was further enhanced. These added capabilities increase Bell’s ability to increase revenues from non-traditional sources in the Enterprise market.

A Focus on Profitability
BCE’s EBITDA grew by 3.1% to reach $1.95 billion through increased revenues and a sustained focus on productivity measures. This gain was based mainly on higher EBITDA in Bell’s Consumer and Business segments, along with solid growth in EBITDA at Bell Globemedia.

Bell’s EBITDA margin improved one percentage point over the same period last year to 43.6%. The margin increase was driven by cost containment efforts related to wireless acquisitions and the focus on more profitable contracts within the enterprise and wholesale markets.

HIGHLIGHTS
(Q2 2004 vs. Q2 2003, unless otherwise indicated)

Revenues by segment(2)
Effective January 1, 2004, BCE reports its results under five segments: Consumer, Business, Aliant, Other Bell Canada, which consists of all of Bell Canada’s other businesses, and Other BCE, which consists of BCE’s other businesses. These segments reflect the operational structure of BCE, which was realigned on June 1, 2003 to focus on the various markets in which the company operates.

	(Cdn$ millions)

	Second quarter		Six months
For the period ended June 30	2004	2003	2004	2003

Revenue
Consumer(3)	1,858	1,768	3,683	3,497
Business(4)	1,441	1,452	2,876	2,871
Aliant(5)	526	517	1,030	1,018
Other Bell Canada(6)	468	517	942	1,069
Inter-segment eliminations	(121)	(124)	(253)	(242)

Total Bell Canada revenue	4,172	4,130	8,278	8,213

Other BCE(7)	725	664	1,379	1,304
Inter-segment eliminations	(115)	(121)	(234)	(225)

Total BCE revenue	4,782	4,673	9,423	9,292

Consumer

•	Increased subscribers in key growth areas (Wireless, DSL High-Speed Internet and Video services) mainly drove the 5.1% or $90 million increase.
•	Local and access revenues decreased due primarily to lower lines in service, resulting from competition and substitutions for wireless and high-speed Internet.

•	Long distance revenues declined mainly from lower volume in conversation minutes, resulting from competition as well as pricing pressures.

Business

•	Business revenues decreased by 0.8% or $11 million.
•	Lower data, local and access and long distance revenues were partly countered by higher wireless and IP based revenues.
•	Business wireless revenues were driven by subscriber growth.
•
Data revenues declined due to data network rationalization in this sector, anticipated lower revenues from the SuperNet contract in Alberta, which is in its last year, the non-renewal of the Hydro Québec outsourcing contract, and exit from the cabling business.

•	Long distance revenues declined reflecting continued pressure on pricing and lower volume of conversation minutes.

Aliant

•	Aliant segment’s gross revenues increased $9 million or 1.7% versus the second quarter of 2003.
•	The ongoing labor disruption reduced gross revenues by an estimated $9 million, most of which is expected to be recovered following the strike’s conclusion.
•	Aliant’s wireless revenues grew 16%, driven by a 10.5% increase in wireless customers and higher ARPU.

Other Bell Canada

•	Other Bell Canada revenues decreased by $49 million or 9.5%, as a result of lower long distance and data revenues in Bell’s Wholesale business.
•	The rate of decline in revenues in Wholesale continued to slow in the quarter, with the trajectory improving over the last three quarters.
•	Wholesale long distance and data revenues were affected by competitive pricing pressures, the impact of customers migrating to their own networks, and the exit in 2003 from certain low margin contracts and promotional offers for international switched minutes.

Other BCE

•	As a result of completing the public sale of BCE’s investment in BCE Emergis, this investment has been classified as a discontinued operation.
•	Revenues from BCE’s other businesses increased by 9.2%.
•	Bell Globemedia’s revenues were up 3.9%. Television and print advertising revenues improved by 8.3% and 2.0% respectively.
•	Telesat’s revenues increased by 2.4% due to higher satellite services and international consulting revenues.
•
Telesat was successful in launching the largest commercial communications satellite in history, Anik F2. As the first company in the world to fully commercialize the Ka frequency band, Telesat will offer two way high-speed Internet access anywhere in North America.

•	CGI revenues increased by 19% and reflected CGI’s May, 2004 acquisition of American Management Systems Inc.

Revenue s and key metrics by product line
Bell Canada’s consolidated revenues and key metrics by product line are provided below for further insight into management’s view of the financial results of the company.

	(Cdn$ millions)

	Second quarter		Six months
For the period ended June 30	2004	2003	2004	2003

Revenue
Local and access	1,401	1,404	2,780	2,790
Long distance	572	615	1,178	1,301
Wireless	698	607	1,349	1,158
Data	870	936	1,762	1,856
Video	211	190	418	367
Terminal sales & other	420	378	791	741

Total Bell Canada revenue	4,172	4,130	8,278	8,213

Wireline (local and access, and long-distance)

•	Residential and business local access lines declined by 1.0% due to continued pressure from growth in High-Speed Internet access and losses to competition.
•	Local and access revenues were 0.2% lower compared to the second quarter of 2003.
•	Long distance revenues decreased by 7% due to the exit of certain international wholesale contracts and continued competitive pressures.

Wireless

•	Wireless revenues improved due to strong growth in subscribers and increases in usage and long distance and data services.
•	The cellular and PCS subscriber base increased by 12% or 500,000 compared to the second quarter of 2003 to reach 4,599,000 at June 30.
•	The more profitable wireless postpaid net additions in the second quarter were at 78,000 or 82% of the total net activations. Postpaid customers totaled 3,500,000 as at June 30.
•	Total postpaid wireless churn was at 1.1%, down from 1.3% last year, and continued to reflect Bell’s priority on customer service.
•	Blended churn was at 1.3%, down from the 1.4% noted last year.

Data

•	Data revenues decreased by 7.1%. Competitive pricing and volume pressures were partially offset by the increase in revenues from DSL High-Speed Internet.
•
Data revenues were also negatively affected by the anticipated decreased revenues from Bell West’s build-out of SuperNet in Alberta, which is in its last year, and the non-renewal of the Hydro-Québec contract.

•	High-Speed Internet (DSL) subscribers reached 1,670,000 by June 30, an increase of 30% compared to last year, driving DSL revenue growth of 21%.
•	The company reported 73,000 net new DSL subscribers in the second quarter, 2004. Consumer additions represented 73% of the total net additions.
•	High-Speed and dial-up Internet subscribers reached 2,477,000 as at June 30.
•	Bell’s DSL footprint in Ontario and Québec reached 81% of home and business lines compared to 78% for the same period last year.

Video Services

•	A 6.9% increase in the subscriber base and higher pricing contributed to an 11% improvement in revenues.
•	Total subscribers reached 1,427,000 as at June 30.

EBITDA

•
Total BCE EBITDA increased by 3.1% to $1.95 billion, largely resulting from the improved profitability in the Consumer and Business segments and financial and operational discipline throughout the company, partially offset by increased costs associated with the Aliant labor disruption.

•	As a percentage of revenues (EBITDA margin), BCE’s EBITDA was at 40.8%, a 0.2 percentage point increase compared to the second quarter of 2003.
•
Bell’s EBITDA margin was at 43.6% compared to 42.6% for the same period last year. There was notable margin improvement in the Consumer and Business segments, through the continued focus on productivity and a greater emphasis on more profitable contracts within the enterprise and wholesale markets.

Operating income and EPS

	(Cdn$ millions)

	Second quarter		Six months
For the period ended June 30	2004	2003	2004	2003

Revenue
Consumer	560	503	1,086	996
Business	227	199	468	389
Aliant	92	122	174	203
Other Bell Canada	138	144	249	306

Total Bell Canada Operating Income	1,017	968	1,977	1,894
Other BCE	88	110	139	165

Total BCE Operating Income	1,105	1,078	2,116	2,059

Other Income	24	2	60	47
Interest Expense	(253)	(289)	(505)	(569)
Income Taxes	(293)	(268)	(555)	(506)
Non-controlling interest	(39)	(57)	(87)	(99)
Discontinued operations	27	12	30	19
Dividends on preferred shares	(17)	(17)	(35)	(32)
Premium on redemption of preferred shares	-	-	-	(7)

Net earnings applicable to common
shares	554	461	1,024	912

Net earnings per common shares	0.60	0.50	1.11	1.00

•	Operating income increased by 2.5% mainly due to increased revenues and productivity gains. Operating income was negatively affected by higher operating expense and net benefit plans cost.
•	Operating income for the Consumer segment grew 11%. The increased revenues combined with higher overall margins more than offset higher amortization expense and net benefit plans cost.

•
Operating Income for the Business segment increased by 14% due to lower operating expenses from increased productivity and the exit from non-profitable contracts within the Enterprise market, partially offset by the slight decrease in revenues and higher net benefits plans cost.

•
Aliant’s operating income was negatively impacted by the $21 million one-time cost of their labor disruption. Additional costs were incurred in conjunction with revenue growth and pension-related items.

•	Operating Income for the Other Bell Canada segment decreased by 4.2%.
•
Earnings per share increased by $0.10 to $0.60 for the quarter, mainly from increased operating income, gains from investments and lower interest expense due to lower average debt levels compared to 2003.

•
Not including one-time items, EPS increased by $0.05. One-time items included: an after-tax gain of $26 million from the sale of BCE Emergis in the second quarter, 2004; a net after-tax provision of $48 million relating to the construction of the Alberta SuperNet by Bell West; and after-tax income of $49 million on the successful settlement of our claims against MTS.

Capital Efficiency/Cash Flow

•	BCE’s second quarter 2004 capital expenditures as a percentage of revenues (CAPEX intensity) were at a planned level of 17.3%, compared to the 15.1% reported last year.
•	Bell’s CAPEX intensity for the second quarter was 17.1%, compared to 16.0% in the second quarter of 2003.
•
The higher CAPEX spending related primarily to investment in strategic areas including the migration to an IP network, Bell’s DSL footprint expansion, implementation of the VDSL strategy, and Telesat’s satellite build program. There was reduced spending in legacy areas.

•	For the second quarter, 2004 cash from operating activities of $1.1 billion decreased by $263 million compared to last year.
•
Free cash flow(8) (after capital expenditures and other investing activities) of $346 million for the second quarter, 2004 decreased by $222 million. This resulted from an anticipated temporary working capital impact associated with the introduction of the new wireless billing platform, and the higher capital spending.

•	Overall net debt levels were reduced by $370 million since the beginning of the year.
•	BCE’s net debt to capitalization ratio improved to 42.8% at June 30, 2004 from 44.0% at December 31, 2003. This reflected management’s success in driving free cash flow generation.

OUTLOOK

BCE confirmed its annual full year 2004 financial guidance of:

•	revenue growth comparable to 2003 growth
•	mid-to-high single-digit growth in earnings per share (before net investment gains/losses, impairment or restructuring charges)
•	free cash flow after dividend payments(8) of approximately $1 billion, mainly from recurring sources, and
•	Bell Canada capital intensity of 17% to 18%.

BELL CANADA STATUTORY RESULTS
Bell Canada “statutory” includes Bell Canada, and Bell Canada’s interests in Aliant, Bell ExpressVu (at 52%), and other Canadian telcos.

Bell Canada’s reported statutory revenue was $4.2 billion in the second quarter of 2004, up 1.0% compared to the same period last year. Net earnings applicable to common shares were $567 million in the second quarter of 2004, compared to $529 million for the same period last year.

On August 1, 2004, Bell Canada transferred to BCE 12,256,282 common shares and 1,379,556 Class A preference shares of Manitoba Telecom Services. BCE no longer considers its investment in MTS as strategic and, subject to any applicable regulatory approvals, intends to dispose of it.

ABOUT BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

BCE 2004 Second Quarter Financial Information:

BCE’s 2004 Second Quarter Shareholder Report (which contains BCE’s 2004 second quarter MD&A and unaudited consolidated financial statements) and other relevant financial materials are available at www.bce.ca/en/investors, under “Investor Briefcase”. BCE’s 2004 Second Quarter Shareholder Report is also available on the Web sites maintained by the Canadian securities regulators at www.sedar.com and by the U.S. Securities and Exchange Commission at www.sec.gov. It is also available upon request from BCE’s Investor Relations Department (e-mail: investor.relations@bce.ca, tel.: 1 800 339-6353; fax: (514) 786-3970).

BCE’s 2004 Second Quarter Shareholder Report will be sent to BCE’s shareholders who have requested to receive it on or about August 9, 2004.

Call with Financial Analysts:

BCE will hold a teleconference/Webcast (audio only) for financial analysts to discuss its second quarter results on Wednesday, August 4, 2004 at 8:00 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive

Officer, Siim Vanaselja, Chief Financial Officer, and other senior executives of the company will be present for the teleconference.

Interested participants are asked to dial (416) 405-9310 or 1 877 211-7911 between 7:50 AM and 7:58 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

Call with the Media:

BCE will hold a teleconference / Webcast (audio only) for media to discuss its second quarter results on Wednesday, August 4, 2004 at 1:00 PM (Eastern). Michael Sabia will be present for this teleconference.

Interested participants are asked to dial 1 877 211-7911 between 12:50 PM and 12:58 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity; our ability to complete on a timely basis, and the impact on our financial results of, the migration of our multiple service-specific networks to a single IP-based network; our ability to increase the number of customers who buy multiple products; our ability to implement the significant changes in processes, in how we approach our markets, and in products and services, required by our strategic direction; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is anticipated to increase following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract, new customers, and on pricing strategies and financial results; the outcome of the review by the Canadian government of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings; the ability to improve productivity and contain capital intensity while maintaining quality of services; the ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof; the availability and cost of capital required to implement our financing plans and fund capital and other expenditures; our ability to retain major customers; our ability to find suitable companies to acquire or to partner with; the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively; the risk of litigation should BCE stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary; the risk of low returns on pension plan assets; our ability to manage effectively labor relations, negotiate satisfactory labor agreements, including new agreements replacing expired labor agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; launch and in-orbit risks, including the ability to obtain appropriate insurance coverage at favorable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services; and stock market volatility.

For a more complete description of the risks that could affect our business, please see BCE Inc.‘s 2004 First Quarter Shareholder Report dated May 4, 2004 as updated by BCE Inc.‘s 2004 Second Quarter Shareholder Report dated August 3, 2004, both filed by BCE Inc. with the Canadian securities commissions (available at www.bce.ca or on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov). The forward-looking statements contained in this press release represent our expectations as of August 4, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

For further information:

France Poulin Communications (514) 786-8033 Web site: www.bce.ca	Sophie Argiriou Investor Relations (514) 786-8145

(1)
The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of BCE’s and Bell Canada’s EBITDA to operating income on a consolidated basis:

BCE:

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

EBITDA	1,953	1,895	3,797	3,668

Amortization expense	(769)	(774)	(1,536)	(1,524)
Net benefit plans cost	(65)	(43)	(128)	(85)
Restructuring and other items	(14)	0	(17)	0

Operating income	1,105	1,078	2,116	2,059

Bell Canada:

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

EBITDA	1,821	1,760	3,576	3,453

Amortization expense	(733)	(747)	(1,465)	(1,470)
Net benefit plans cost	(58)	(45)	(118)	(89)
Restructuring and other items	(13)	-	(16)	-

Operating income	1,017	968	1,977	1,894

(2)	BCE’s reporting structure is organized by the major customer segments it serves, and reflects how it classifies its operations for planning and measuring performance.

(3)
The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. It includes Bell Canada’s consumer wireline, wireless and Internet access business and Bell ExpressVu’s video services.

(4)
The Business segment provides local telephone, long distance, wireless, data and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec as well as SMB and large enterprise customers in Western Canada through Bell West.

(5)	The Aliant segment provides local telephone, long distance, wireless, data, including Internet services and other services to residential and business customers in Atlantic Canada.
(6)
The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec, Northern Telephone and Northwestel. Télébec, Northern Telephone and Northwestel provide telecommunications services to less-populated areas in Ontario, Québec and Canada’s northern territories.

(7)
The Other BCE segment includes the financial results of our media, satellite, and information technology activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia, Telesat, CGI, and our corporate office.

(8)
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The following is a reconciliation of BCE’s free cash flow to cash from operating activities on a consolidated basis:

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

Cash from operating activities	1,124	1,387	2,384	2,552
Capital expenditures	(826)	(706)	(1,507)	(1,297)
Other investing activities	116	(44)	135	(86)
Preferred dividends	(21)	(14)	(43)	(25)
Dividends paid by subsidiaries to
non-controlling interest	(47)	(55)	(89)	(99)

Free cash flow from operations,
before common dividends	346	568	880	1,045

Common dividends	(277)	(254)	(554)	(511)

Free cash flow from operations,
after common dividends	69	314	326	534

For 2004, we expect to generate approximately $1 billion in free cash flow. This amount reflects expected cash from operating activities of approximately $5.5 billion less capital expenditures, total dividends and other investing activities.

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)	the name and address of the offeror:

BCE Inc. Bureau 3700 1000, rue de la Gauchetiere Ouest Montreal, Quebec H3B 4Y7

(b)
the designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

On August 1, 2004, pursuant to internal intercorporate transactions, Bell Canada transferred to BCE Inc. (“BCE”) 12,256,282 common shares of Manitoba Telecom Services Inc. (“MTS”) and 1,379,556 Class A preference shares of MTS (such shares being collectively referred to as the “MTS Shares”) representing approximately 17.88% of the outstanding common shares and 100% of the outstanding Class A preference shares of MTS (based on 68,563,500 common shares outstanding)(1). The Class A preference shares are convertible at any time into common shares on a one for one basis; assuming conversion, BCE would directly own 13,635,838 common shares representing approximately 19.50% of the then outstanding common shares (based on 69,943,056 common shares then outstanding).

(c)
the designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;

(1)	As at June 4, 2004 based on correspondence from MTS dated June 9, 2004.

After giving effect to the foregoing transactions, BCE directly beneficially owns or controls 12,256,282 common shares and 1,379,556 Class A preference shares of MTS, representing approximately 17.88% of the outstanding common shares and 100% of the outstanding Class A preference shares of MTS (based on 68,563,500 common shares outstanding)(2). The Class A preference shares are convertible at any time into common shares on a one for one basis; assuming conversion, BCE would directly own 13,635,838 common shares representing approximately 19.50% of the then outstanding common shares (based on 69,943,056 common shares then outstanding).

After giving effect to the foregoing transactions, Bell Canada no longer beneficially owns or controls any MTS Shares.

(d)	the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

	(i)	the offeror, either alone or together with any joint actors, has ownership and control;

The MTS Shares identified in paragraph (c) are owned and controlled directly by BCE.

	(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

N/A

	(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

N/A

(e)	the name of the market in which the transaction or occurrence that gave rise to this report took place:

The acquisition took place pursuant to private intercorporate transactions.

(f)
the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

(2)	Ibid.

The purpose of the intercorporate transactions was to ensure that any gains realized on the sale of the MTS Shares will be sheltered by available capital loss carryforwards at BCE. Subject to any applicable regulatory approvals, BCE intends to dispose of the MTS Shares in one or more transactions.

(g)
the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Pursuant to a settlement agreement dated June 30, 2004 between BCE and MTS, BCE has agreed to waive its right to vote the MTS Shares and has agreed to convert the Class A preference shares into common shares. BCE has agreed, subject to any applicable regulatory approvals, to dispose of the MTS Shares in one or more transactions.

(h)	the names of any joint actors in connection with the disclosure required by this report;

N/A

(i)
in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

BCE acquired the MTS Shares in a vertical short-form amalgamation involving subsidiary corporations, which had acquired the MTS Shares through a series of intercorporate, tax-deferred transactions in which fair market value consideration consisting of shares was given.

(j)	if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer’s securities.

On February 2, 1999, Bell Canada filed an early warning report with respect to its acquisition of the MTS Shares. After giving effect to the intercorporate transactions described herein, Bell Canada no longer beneficially owns or controls any MTS Shares.

DATED this 3rd day of August, 2004.

BCE INC.

	by	(signed) Martine Turcotte

Name: Martine Turcotte
Title: Chief Legal Officer

BELL CANADA

	by	(signed) Martine Turcotte

Name: Martine Turcotte
Title: Chief Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: August 4, 2004